November 14, 2005


Via Facsimile (404) 572-6999 and U.S. Mail

F. Donald Nelms, Jr., Esq.
Powell Goldstein LLP
One Atlantic Center - Fourteenth Floor
1201 West Peachtree Street, NW
Atlanta, GA  30309

Re:	Southern Bancshares (N.C.), Inc.
      Preliminary Schedule 14A
      Filed October 13, 2005
      File No. 001-14203

      Schedule 13E-3
      Filed October 13, 2005
      File No. 005-41068

Dear Mr. Nelms:

      We have reviewed the above filings for compliance with Rule 13e-3 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Preliminary Schedule 14A

Special Factors

Pro Forma Effect of the Reorganization, page 20
1. Please revise the introductory paragraph to make clear that you are presenting both December 31, 2004 and June 30, 2005 information.
2. Please revise the table in this section to explain all of the adjustments made to your historical results.

Opinion of Independent Financial Advisor, page 26
3. Please provide the statement required by Item 1015(c) of Regulation M-A.

Common Stock Analysis, page 28
4. Refer to the second paragraph in the Peer Group Analyses subsection. Describe briefly the "complex considerations and judgments concerning differences..." made by Howe Barnes.
5. Please explain why Howe Barnes elected to weigh the indicated price ranges relating to earnings at a different level than those relating to book value.
6. Please provide the data underlying the information included in the tables on page 29. We note that the data appears to be presented in the Howe Barnes report at pages 12 and 16-17. Also, explain in your disclosure why Howe Barnes selected pricing ratios, as presented in your disclosure, different from the ones appearing in the aforementioned pages of its report.
7. Please explain why Howe Barnes selected the first and third quartile measures as relevant to its analyses.

Discounted Cash Flow Analysis, page 30
8. We note that Howe Barnes reviewed financial projections prepared by the company. We further note that financial projections are included on page 20 of the valuation report filed as exhibit 2 to the
Schedule 13E-3. Please include the projections and the material assumptions underlying the projections. Please provide the "dividendable income" on a basis that allows security holders to relate the projections to the table in this section.
9. Please explain how Howe Barnes determined that terminal multiples of 14.0x-18.0x earnings were the most appropriate indicators of value. Disclose the industry averages.

Going Private Premium Analysis, page 31
10. Please provide the data that supports the premiums presented in the first table in this section.

Series B Preferred Stock Analyses, page 32
11. We note that Howe Barnes used a range of discount rates of 6%-
9%
in its dividends discount analysis for the preferred stock. We also note that on page 37 of Howe Barnes` report, none of the dividend yields is higher than 7.95%. Please reconcile.

Description of the Plan, page 37
12. Please tell us why you have not provided disclosure regarding the accounting treatment of the reorganization. Refer to Item
1004(a)(2)(vi) of Regulation M-A.

Information about Southern and its Affiliates

Directors and Executive Officers, page 41
13. Please provide the country of citizenship for each person listed in this section and the address for each of your executive officers and "Other Affiliates." Refer to Item 1003(a) and (c)(5) of
Regulation M-A and Instruction C to Schedule 13E-3.

Selected Historical Consolidated Financial Data, page 50
14. Please revise the presentation of your financial statements to disclose the ratio of earnings to fixed charges in a manner consistent with Item 503(d) of Regulation S-K. See Item
1010(a)(3)
of Regulation M-A.

*       *       *       *
      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:
* the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.
      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


							Sincerely,



							Daniel F. Duchovny
							Attorney-Advisor
							Office of Mergers &
Acquisitions

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F. Donald Nelms, Jr., Esq.
Powell Goldstein LLP
November 14, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE